FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of circular regarding continuing connected transactions, capital increase in Shengdong Offshore Wind Power, capital increase and deemed disposal of 25% equity interest in Yantai Renewable Energy, provision of guarantee by Shandong Company to its subsidiary, and election of a director of the Huaneng Power International, Inc. (the registrant”), made by the Registrant on December 7, 2020.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.
If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS;
CAPITAL INCREASE IN SHENGDONG OFFSHORE WIND POWER;
CAPITAL INCREASE AND DEEMED DISPOSAL OF 25%
EQUITY INTEREST IN YANTAI RENEWABLE ENERGY;
PROVISION OF GUARANTEE BY SHANDONG COMPANY
TO ITS SUBSIDIARY; AND
ELECTION OF A DIRECTOR

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 6 to 41 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 42 to 43 of this circular. A letter from Gram Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 44 to 54 of this circular.
A notice convening the EGM to be held at 9:00 a.m. on 22 December 2020 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.
If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.
Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.
Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.
7 December 2020

CONTENTS

Page

Definitions	1

Letter from the Board	6

Letter from the Independent Board Committee	42

Letter from Gram Capital	44

Appendix – General Information	I-1

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Capital Increase Agreement relating to Shengdong Offshore Wind Power”	the capital increase agreement dated 5 November 2020 entered into among the Company, Hua Neng HK, Haizhuang Renewables and Shengdong Offshore Wind Power;

“Capital Increase Agreement relating to Yantai Renewable Energy”	the capital increase and share expansion agreement of Huaneng Yantai Renewable Energy Limited dated 5 November 2020 entered into between Shandong Company and Pro-Power Investment;

“Capital Increase and Share Expansion of Yantai Renewable Energy”	the transactions contemplated under the Capital Increase Agreement relating to Yantai Renewable Energy;

“Capital Increase in Shengdong Offshore Wind Power”
the Company will subscribe for part of the newly-added registered capital of Shengdong Offshore Wind Power at not more than RMB1,077,871,181 in accordance with the terms and conditions of the Capital Increase Agreement relating to Shengdong Offshore Wind Power;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

DEFINITIONS

“EGM” or “Extraordinary General Meeting”
the 2020 second extraordinary general meeting of the Company to be held at 9:00 a.m. on 22 December 2020 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (among other things) proposal regarding the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the proposal regarding the capital increase of Shendong Offshore Wind Power, the proposal regarding the capital increase and share expansion of Yantai Renewable Energy, the proposal regarding the provision of guarantee by Shandong Company to its subsidiary and the election of a director;

“Gram Capital”, “Independent Financial Adviser”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement;

“Guarantee”
Shandong Company shall take over and assume the guarantee as provided by Huaneng Group to Pakistan Company for the long- term borrowings in the amount of approximately US$258.5 million, in accordance with the terms and conditions of the Guarantee Contract;

“Guarantee Contract”
the “Guarantee Contract between Huaneng Shandong Power Generation Co., Ltd. and Jining Chengtou Holding Group Co., Ltd. and Industrial and Commercial Bank of China Limited, Karachi Branch” to be entered into between Shandong Company and Jining Cheng Group and ICBC upon consideration and approval of the Guarantee at the general meeting of the Company;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Haizhuang Renewables”	CSIS Haizhuang (Beijing) Renewables Energy Investment Co., Ltd.

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

DEFINITIONS

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd.” entered into between the Company and Huaneng Group on 5 November 2020;

“Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited;

“ICBC”	Industrial and Commercial Bank of China Limited;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction cap of the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement comprising Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xia Qing, the independent non-executive Directors of the Company;

“Independent Shareholders”
Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by each of the Huaneng Group Framework Agreement, the Capital Increase Agreement relating to Shengdong OffshoreWind Power and the Capital Increase Agreement relating to Yantai Renewable Energy;

“Jining Cheng Group”	Jining Chengtou Holding Group Co., Ltd.;

“Latest Practicable Date”	1 December 2020, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Notice of EGM”
the notice for convening the EGM dated 6 November 2020, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Hong Kong Stock Exchange (www.hkexnews.hk);

DEFINITIONS

“Other Transactions”
the transactions regarding the purchase of ancillary equipment and parts; leasing of facilities, land and office spaces; technical services, engineering contracting services and other services; acceptance of the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; sale of products; purchase of electricity; sale of heat; and trust loans and entrusted loans to be conducted between the Company and its subsidiaries and Huaneng Group and its subsidiaries and its associates in 2021 contemplated under Huaneng Group Framework Agreement;

“Pakistan Company”	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited;

“PRC”, “China”	The People’s Republic of China;

“Pro-Power Investment”	Pro-Power Investment Limited;

“RMB”	Renminbi, the lawful currency of the PRC;

“SSE Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.;

“Shandong Ruyi (HK)”	Shandong Ruyi (HK) Energy Limited;

“Shandong Ruyi Technology Group”	Shandong Ruyi Technology Group Co., Ltd.;

“Shareholder(s)”	the shareholder(s) of the Company;

“Shengdong Offshore Wind Power”	Huaneng Shendong Rudong Offshore Wind Power Co., Ltd.

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules; and

“Supplemental Notice of EGM”
the supplemental notice for convening the EGM dated 2 December 2020, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Hong Kong Stock Exchange (www.hkexnews.hk); and

DEFINITIONS

“USD”	the United States dollar, the lawful currency of the United States of America.

LETTER FROM THE BOARD

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

Executive Directors:	Registered Address:
Zhao Keyu Zhao Ping	Huaneng Building
6 Fuxingmennei Street
Non-executive Directors:	Xicheng District
Huang Jian	Beijing 100031
Wang Kui	PRC
Lu Fei
Teng Yu
Mi Dabin
Cheng Heng
Guo Hongbo
Lin Chong

Independent Non-executive Director:
Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi
Xia Qing
7 December 2020

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS;
CAPITAL INCREASE IN SHENGDONG OFFSHORE WIND POWER;
CAPITAL INCREASE AND DEEMED DISPOSAL OF 25%
EQUITY INTEREST IN YANTAI RENEWABLE ENERGY;
PROVISION OF GUARANTEE BY SHANDONG COMPANY
TO ITS SUBSIDIARY; AND
ELECTION OF A DIRECTOR

1.	INTRODUCTION

Background

On 5 November 2020, the Company respectively published announcements regarding (i) the continuing connected transactions (including the respective caps) for 2021 contemplated under the

LETTER FROM THE BOARD

Huaneng Group Framework Agreement; (ii) the connected transaction under the Capital increase in Shengdong Offshore Wind Power; (iii) the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy; and (iv) the connected transaction under the Guarantee.

On 2 December 2020, the Company published an announcement regarding the election of a director.

The continuing connected transactions (including the respective caps) for 2021 contemplated under the Huaneng Group Framework Agreement

Under the Hong Kong Listing Rules, the purchase of fuel and transportation services (including the proposed cap) for 2021 contemplated under the Huaneng Group Framework Agreement between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates shall require Independent Shareholders’ approval. However, as required by the SSE Listing Rules, the Company is required to propose the ordinary resolution for the continuing connected transactions for 2021 between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for approval by the Independent Shareholders at the EGM. Accordingly, with respect to ordinary resolution no.1 of the Notice of EGM and the Supplemental Notice of EGM, all the continuing connected transactions for 2021 contemplated under the Huaneng Group Framework Agreement, i.e. the purchase of fuel and transportation services and Other Transactions will be treated as one single resolution for approval by Independent Shareholders at the EGM.

Capital Increase in Shengdong Offshore Wind Power

Under the Hong Kong Listing Rules, the connected transaction under the Capital Increase in Shengdong Offshore Wind Power, on a standalone basis, is only required to comply with the reporting and announcement requirements but is exempt from Independent Shareholders’ approval requirement. However, according to the SSE Listing Rules, in conjunction with the Capital Increase in Shengdong Offshore Wind Power, the accumulative transaction amount of the transactions (other than the routine related transactions which being the continuing connected transactions conducted between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates in 2019) that did not require approval at general meeting, and conducted between the Company and the same related party(ies) (i.e. the transaction party(ies) being Huaneng Group and the entities other than the Company under its control) in the past 12 months reached the threshold that requires approval at general meeting of the Company. Accordingly, the Company will submit the resolution regarding the Capital Increase in Shengdong Offshore Wind Power (being resolution no.2 of the Notice of EGM and the Supplemental Notice of EGM) for approval by Independent Shareholders at the EGM.

Capital Increase and Share Expansion of Yantai Renewable Energy

Under the Hong Kong Listing Rules, the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy, on a standalone basis, is only required to comply with the reporting and announcement requirements but is exempt from Independent Shareholders’ approval requirement. However, according to the SSE Listing Rules, in conjunction with the Capital Increase in Shengdong Offshore Wind Power, the accumulative

LETTER FROM THE BOARD

transaction amount of the transactions (other than the routine related transactions which being the continuing connected transactions conducted between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates in 2019) that did not require approval at general meeting, and conducted between the Company and the same related party(ies) (i.e. the transaction party(ies) being Huaneng Group and the entities other than the Company under its control) in the past 12 months reached the threshold that requires approval at general meeting of the Company. Accordingly, the Company will submit the resolution regarding the Capital Increase and Share Expansion of Yantai Renewable Energy (being resolution no.3 of the Notice of EGM and the Supplemental Notice of EGM) for approval by Independent Shareholders at the EGM.

Provision of Guarantee by Shandong Company to its Subsidiary

Under the Hong Kong Listing Rules, the connected transaction under the Guarantee which involves Shandong Company undertaking the guarantee provided by Huaneng Group for Pakistan Company is only required to comply with the reporting and announcement requirements but is exempt from Independent Shareholders’ approval requirement. However, according to the SSE Listing Rules, the Guarantee has to be submitted to the general meeting of the Company for consideration and approval. Accordingly, the Company will submit the resolution regarding the provision of Guarantee by Shandong Company to its Subsidiary (being resolution no.4 of the Notice of EGM and the Supplemental Notice of EGM) for approval by Independent Shareholders at the EGM.

Requirements under the Hong Kong Listing Rules

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the continuing connected transaction regarding the purchase of fuel and transportation services (including the proposed cap) for 2021 contemplated under the Huaneng Group Framework Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Gram Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the purchase of fuel and transportation services (including the proposed cap) for 2021 contemplated under the Huaneng Group Framework Agreement, and whether such transactions under the above framework agreement are in the interests of the Company and its Shareholders as a whole. The letter of advice regarding the purchase of fuel and transportation services (including the proposed cap) for 2021 contemplated under the Huaneng Group Framework Agreement from Gram Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Gram Capital is only required to opine on the continuing connected transaction relating to the purchase of fuel and transportation services (including the proposed cap) for 2021 contemplated under the Huaneng Group Framework Agreement. Gram Capital will not provide opinion on the Other Transactions, the connected transaction under the Capital Increase in Shengdong Offshore Wind Power, the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy or the connected transaction under the Guarantee. Notwithstanding such arrangement, the Company still include details of the Other Transactions, the connected transaction under the Capital Increase in Shengdong Offshore Wind Power, the connected and deemed disposal transactions under the Capital Increase and Share

LETTER FROM THE BOARD

Expansion of Yantai Renewable Energy and the connected transaction under the Guarantee in this circular so that Shareholders can have a full picture of the background regarding the resolutions to be proposed at the EGM. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions at the EGM.

Purpose of this circular

The purpose of this circular is:

(1)
to provide you with further information in relation to (i) the continuing connected transactions (including the respective caps) for 2021 contemplated under the Huaneng Group Framework Agreement; (ii) the connected transaction under the Capital increase in Shengdong Offshore Wind Power; (iii) the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy; (iv) the connected transaction under the Guarantee; and (v) the election of a director;

(2)
to set out the letter of advice relating to the conduct of purchase of fuel and transportation services (including the proposed cap) for 2021 contemplated under the Huaneng Group Framework Agreement from Gram Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Gram Capital; and

(3)
to seek your approval of the ordinary resolutions in relation to (i) the proposed continuing connected transactions (including the respective caps) for 2021 contemplated under the Huaneng Group Framework Agreement; (ii) the connected transaction under the Capital increase in Shengdong Offshore Wind Power; (iii) the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy; and (iv) the connected transaction under the Guarantee, which have been respectively set out in the Notice of the EGM; and (v) the election of a director as set out in the Supplemental Notice of EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions for 2021 contemplated under the Huaneng Group Framework Agreement, the connected transaction under the Capital increase in Shengdong Offshore Wind Power, the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy, and the connected transaction under the Guarantee before making their decision as regards voting. Whilst the resolutions set out in the Notice of EGM and the Supplemental Notice of EGM are not inter-conditional upon each other, Independent Shareholders should note that with respect to the ordinary resolution (being resolution no.1 of the Notice of EGM and the Supplemental Notice of EGM) regarding the continuing connected transactions for 2021 under Huaneng Group Framework Agreement proposed at the EGM, if they vote in favour of such resolution, they would approve all the continuing connected transactions for 2021 contemplated under the Huaneng Group Framework Agreement (including the purchase fuel and transportation services). In the event that the resolution proposed at the EGM as regards the continuing connected transactions

LETTER FROM THE BOARD

for 2021 under the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, all continuing connected transactions for 2021 contemplated under the Huaneng Group Framework Agreement would not be carried out by the Company.

2.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND OTHER PARTIES

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 111,971 MW and equity-based generation capacity of 98,217 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Hua Neng HK is a wholly-owned subsidiary of Huaneng Group and is mainly engaged in import/ export, and trading in re-export of energy and related industrial equipment and technologies; sourcing and raising foreign funds, developing energy and other foreign exchange projects; providing consultancy services for technical engineering such as energy raw materials in the PRC.

Pro-Power Investment is a limited liability company incorporated in Hong Kong which is principally engaged in investment business. Huaneng Group, through its wholly-owned subsidiary, Hua Neng HK, indirectly wholly owns Pro-Power Investment.

Shandong Company is a controlling subsidiary of the Company, of which the Company holds 80% equity interest and Huaneng Group holds the remaining 20% equity interest. Shandong Company is a connected subsidiary of the Company. Shandong Company is mainly engaged in the development, investment, construction, management of power (heat) projects, investment in coal, transportation and related industries; purchase and sale of electricity; thermal power technology consulting services.

Haizhuang Renewables was established in the PRC with limited liability, and is principally engaged in contracting; investment management; asset management; development, transfer, consultation and promotion of technology. The ultimate shareholder of Haizhuang Renewables is China Shipbuilding Industry Corporation Chongqing Shipbuilding Co., Ltd., which in turn is ultimately beneficially owned by China State Shipbuilding Corporation Limited (a state-owned enterprise).

As at the Latest Practicable Date, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

LETTER FROM THE BOARD

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

3.	PROPOSAL REGARDING THE CONTINUING CONNECTED TRANSACTIONS (INCLUDING THE RESPECTIVE CAPS) FOR 2021 UNDER THE HUANENG GROUP FRAMEWORK AGREEMENT

Introduction

The Company entered into a framework agreement with Huaneng Group on 1 November 2019 (the “2020 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2020. The 2020 Huaneng Group Framework Agreement will expire on 31 December 2020. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 5 November 2020 for a term commencing on 1 January 2021 and expiring on 31 December 2021.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on- going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2020 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2020 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2020 was set at RMB700 million. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB63 million. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2020. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the outbreak of the coronavirus pandemic and its impact on the national economy, the growth of the electricity consumption slowed down, and hence accelerated the adjustments to the anticipated transactions made by the Company according to the actual overall business scale and operation of the Company and market changes.

For 2021, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2 billion. Such cap is estimated on the basis of the following: (a) the overall business scale and operation of the

LETTER FROM THE BOARD

power plants of the Company and its subsidiaries; (b) a reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants; (c) the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates; (d) the Company believes that the spread of the coronavirus pandemic in China has been under effective control, the macro-economic growth rate is expected to stabilize and the world economy will gradually recover and as such, the Company expects to gradually carry out the previously postponed projects in 2021; and (e) the Company will continue to increase its investment in scientific and technological innovation, and therefore the Directors believe that the Company’s innovation will greatly contribute to the operating, energy efficiency and environmental protection upgrade of the Company’s generating units.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB2 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of fuel and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of fuel supply or transportation services.

Pursuant to the provisions of the 2020 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2020 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2020 was set at RMB49.9 billion. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB23.872 billion. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2020. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to outbreak of the coronavirus pandemic and its impact on the national economy, the coal consumption of the Company’s power plants and the transportation capacity decreased year-on-year. The coal price also decreased year-on-year. Given the decrease in both coal volume and prices, the purchase of fuel capacity fell short of the 2020 budget, and hence accelerated the adjustments to the transactions made by the Company according to the actual operations of the Company and market changes; and the substantial changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2021 is estimated to be RMB50 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set based on the current and the anticipated overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase by scale purchase of fuel and transportation by Huaneng Group and its subsidiaries and associates. The overall business scale and operation of the Company’s power plants has taken into account the seasonal demand for power and the power production capability of the Company and its subsidiaries in 2021, basing on the assumption that there shall be no unexpected and abnormal changes in public health condition and the macro economy and hence will affect the overall power consumption. In addition, although the annual caps for the Other Transactions in 2021 will be increased significantly when compared with the annual caps for 2020, the Board considers (a) that the proposed cap for the purchase of fuel and transportation services for 2021 is sufficient since relative to the scale and operation of the Company’s power plants, the increase in annual caps for the Other Transactions in 2021 accounts only for a small portion to the annual cap for the

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purchase of fuel and transportation services for 2021; and (b) the expected demand for fuel and transportation services and the price for coal in 2021 based on the overall business scale and operation of the Company's power plants mentioned above.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The estimated transaction amount for 2021 is based on the estimated transactions primarily with Huaneng Supply Chain Platform Technology Co., Ltd. (the “Platform Company”). The Platform Company was established in September 2018 by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the competitive advantage of the free zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resource sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intra-group of Huaneng Group with competitive prices. For individual purchases, the prices of the fuel and transportation services offered by Huaneng Group and its subsidiaries and associates were relatively not competitive when compared with the prices offered by independent third parties. Leveraging on the Platform Company, it is expected that the transaction amount on individual purchases of fuel and transportation services in 2021 will be increased. The increase in cap of the transaction amount for purchase of fuel and transportation services in 2021 has primarily taken into account the anticipated increase in volume of such individual purchases.

The Company has a right in procurement selection. For the Platform Company to participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of the Platform Company with prices no less favourable than the prices from independent third parties offered to the Company and its subsidiaries and at the same time to leverage on the free trade zone in Hainan, the place where the Platform Company was established, to enjoy the advantage brought about by the benefits of the Government policies to further lower the procurement costs.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%,

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such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2020 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2020 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2020 was set at RMB400 million. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB160 million. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2020.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2021 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces. The annual cap for 2021 is set slightly less than the annual cap for 2020 as it is expected that the transaction amount of leasing of facilities, land and office spaces will decrease basing on the expected demand.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the

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then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of fuel management service relevant to power plants, maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2020 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2020 and the provision of operation/ production and related services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate for 2020 were set at RMB1.8 billion. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates was approximately RMB927 million. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2020. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the outbreak of the coronavirus pandemic and its impact on the national economy, the growth of the electricity

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consumption slowed down, and hence accelerated the adjustments made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates in 2021 is estimated not to exceed RMB2.9 billion. The estimate of such cap is based on the following: (a) the existing overall business scale and operation of the power plants of the Company and its subsidiaries; (b) the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries; (c) the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates; (d) the needs for providing and engaging in relevant business operation by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries; (e) the Company believes that the spread of the coronavirus pandemic in China has been under effective control, the macro-economic growth rate is expected to stabilize and the world economy will gradually recover and as such, the Company expects to gradually carry out the previously postponed projects in 2021; and (f) the Company will continue to increase its investment in scientific and technological innovation, and therefore the Company believes that the Company’s innovation will greatly contribute to the operating, energy efficiency and environmental protection upgrade of the Company’s generating units.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices of transactions with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services,

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engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions with respect to technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB2.9 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments of the amount of power generation quota for Huaneng Group and its subsidiaries and associates under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2020 Huaneng Group Framework Agreement with respect to the acceptance for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries, the cap of the aggregate transaction amount for 2020 was set at RMB600 million. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount for the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries was RMB0. It is estimated that by end of 2020, the aggregate of the actual transaction amount will not exceed the anticipated transaction amount in 2020. The reason for the substantial difference between the estimated transaction amount and the actual transaction amount

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was zero amount for the first three quarters this year which was due to the fact that the Company and its subsidiaries did not purchase any generation quota from Huaneng Group and its subsidiaries and associates basing on the actual overall business scale and operation status and the changes in market.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for 2021 is estimated to be RMB700 million. Such cap is set on the basis of the current overall business and operation scale of the transaction parties, estimation of the on-grid tariff and substitution tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties. The on-grid tariff and substitution tariff are determined by the then prevailing market price. With the generation quota, whether it is acquired from connected persons or independent third parties, the Company can increase its production capacity and the effect of which can bring about higher marginal contribution to the Company

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation in the places where they are located (including connected persons and independent third parties). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution. Besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions, but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions with respect to the acceptance of the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm's length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such

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transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB700 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The sale transaction under this category is not a main business of the Company and its subsidiaries. The sale related to only the excess coal and therefore will take place only on condition that the Company’s own power plants are preserved with sufficient coal supply for operation. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services in section headed “Measures to safeguard the interest of the Independent Shareholders” below, and with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit. Pursuant to the 2020 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2020 was set at RMB600 million. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB0. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2020. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that the Company and its subsidiaries did not sell coal to Huaneng Group and its subsidiaries and associates according to the changes in coal demand by certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2021 is estimated to be RMB500 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of cap amount is based on the demand of coal and relevant products of the power plants of Huaneng Group and its subsidiaries in 2021 and more favorable pricing by way of bulk purchase. In order to leverage the advantage of scale procurement, the Company may increase the purchase volume of coal and re-sell excess portion to the power plants of Huaneng Group and its subsidiaries. The annual cap for 2021 is set slightly less than the annual cap for 2020 as there had been no sale of products transaction between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and associates) for the past two years. The Company considers that there are still possibilities of such transaction to take place in 2021 and therefore reduces the transaction cap for 2021.

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The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB500 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2020 Huaneng Group Framework Agreement with respect to the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2020 was set at RMB300 million. During the period from 1 January 2020 to 30 September 2020, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was RMB0. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the outbreak of the coronavirus pandemic and its impact on the national economy, the growth of the electricity consumption slowed down, and hence accelerated the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2021, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB200 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved, the principle of maximising the interests of the Company, and in accordance with the rules of market exchange promulgated by the government, and the electricity sales companies of the Company purchase electricity from power plants of connected persons or sales companies. The annual cap for 2021 is set slightly less than the annual cap for 2020 as there had been no purchase of electricity transaction between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and associates) for the past two years. The Company considers that there are still possibilities of such transaction to take place in 2021 and therefore reduces the transaction cap for 2021.

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Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

Different from the provision of entrusted sales services which involved mainly the use of power generation quota to substitute the power generated by generation companies, electricity purchase is the purchase of electricity generated by power generation companies and sell to customers, using the price difference between transactions to generate economic benefits. In the case of the provision of entrusted sales services, the Company derives the profit out of its own cost control and the fee it charges is similar to processing fee. Given the difference in the nature of the two kinds of transactions, the Company is of the view that the provision of entrusted sales services and the purchase of electricity should not be aggregated under Rule 14A.81 of the Hong Kong Listing Rules.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB200 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(8)	Sale of heat

The Company and its subsidiaries sell heat to Huaneng Group and its subsidiaries and associates, mainly including the sales of industrial steam, hot water and other thermal products produced by the Company’s power plants and heating enterprises. 2020 Huaneng Group Framework Agreement did not provide for such transaction. From 1 January 2020 to 30 September 2020, the transaction amount for such transaction between the Company and its subsidiaries with Huaneng Group and its subsidiaries and associates was approximately RMB1 million. It is expected that the accumulative transaction amount for the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2020 will not exceed the level that can be exempt from

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disclosure requirement under the Hong Kong Listing Rules. The Company will closely monitor the relevant transaction amount so as to meet the compliance requirements under the Hong Kong Listing Rules.

According to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2021 is estimated to be RMB100 million. Such cap is estimated based on the current overall business scale and operation of the power plants of the Company and its subsidiaries, and the reasonable expectations of the Company and its subsidiaries for the development of these power plants, and also taking into account Huaneng Group and its subsidiaries and its associates can reduce the management and operating costs of the Company and its subsidiaries, thereby improving the Company’s operating performance.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of heat to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB100 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Trust loans and entrusted loans

Trust loan is direct borrowing of loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates without the involvement of any agent bank as an intermediary, whereas entrusted loan is primarily organized between Company and its subsidiaries and Huaneng Group and its subsidiaries and associates with a trustee or agent bank acting as an intermediary. The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. For reasons as set out in the paragraph below, the trust loans and the entrusted loans under the Huaneng Group Framework Agreement are exempted the reporting, announcement and Independent Shareholders’ requirements under the Hong Kong Listing Rules. The setting of the cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed and the transaction amount (i.e. amount of the entrusted loans) of

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the entrusted loans received is to comply with the disclosure requirements under the SSE Listing Rules. The cap of the amount of interest arising from the transactions (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2021 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2021 is expected to be RMB5 billion (maximum daily balance of the loan).

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Fairness of the continuing connected transactions under the Huaneng Group Framework Agreement and their impacts on the independency of the Company

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the dependence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

LETTER FROM THE BOARD

Measures to safeguard the interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company has a choice in selecting the procurement. In participating the Company’s procurement auction, the Company will ensure that the prices will be no less favourable than the procurement prices offered to the Company and its subsidiaries. To better understand the market trend, and to compare prices and bid prices during the auction process, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that at times when there are needs for purchasing transactions, the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, port price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網(http://www.sxcoal.com) and Qinhuangdao Coal website 秦皇島煤炭網(http://www.cqcoal.com), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on port and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting

LETTER FROM THE BOARD

information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large-scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition of coal based on market prices;

•
for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee

LETTER FROM THE BOARD

payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has not been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company, at times when there are needs for purchasing transactions, will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest. As regards the provision of operation/production and related port supportive services, the prices are basically market-driven according to the prevailing market conditions. Nonetheless, the Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated third parties for similar services to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are fair and reasonable and comparable to those offered by independent third parties;

•
for transactions in relation to the acceptance of provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, it is formulated in tandem with the State’s electricity system reform policies and clean energy adoption measures. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substituted power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply for operation, sell the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information

LETTER FROM THE BOARD

collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•
the purchase of electricity transactions will be conducted in accordance with the market rules promulgated by the Government and power trading centres and based on the operation targets of power plants and electricity sales companies of the Company, the analysis of the need for electricity by national large users and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction prices for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market. In this regard, the Company will obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or in certain circumstances make price enquiries in accordance with the Company’s procurement policy;

•
the sale of heat transactions will be conducted in strict compliance with the management regulations of the Company and the internal control requirements. Meanwhile, the Company will closely monitor the changes in demand and supply in the heat market, and timely follow and collect latest information on market condition as a guidance for the Company to analyze the demand and supply in the heat market. Adjustment will then be made in a timely manner according to the operating scale of the Company and actual conditions, so as to ensure the interests of the Company being maximized;

•
trust loans and entrusted loans transactions with Huaneng Group and its subsidiaries and associates will be conducted largely depend on the Company’s overall fund size, the actual business needs of the Company, the changes in the capital market and the availability of fund that the Company can obtain through financial institutions. All application for loans by operating units of the Company shall be submitted to the finance department in accordance with the Contract Management Rules of the Company. Through centralized co- ordination by the finance department of the Company, offers for the loans will be obtained from at least three financial institutions and non-financial institutions including Huaneng Group and its subsidiaries and associates for review and comparison by the finance department of the Company and approval by the chief accountant of the fund coordination committee (資金協調會); and

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

LETTER FROM THE BOARD

In implementing the control measures mentioned above, the Company has adopted a monitoring and reporting system to regularly monitor each connected transactions with Huaneng Group and its subsidiaries and associates during each contract signing process through the Contract Approval System, to ensure that all the connected transactions are conducted on terms as set out in the Huaneng Group Framework Agreement and the annual caps would not be exceeded.

The above proposal regarding the continuing connected transactions (including the respective caps) for 2021 contemplated under the Huaneng Group Framework Agreement shall be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

4.	PROPOSAL REGARDING THE CAPITAL INCREASE IN SHENGDONG OFFSHORE WIND POWER

Introduction

On 5 November 2020, the Company entered into the Capital Increase Agreement relating to Shengdong Offshore Wind Power with Hua Neng HK, Haizhuang Renewables and Shengdong Offshore Wind Power. Pursuant to the Capital Increase Agreement relating to Shengdong Offshore Wind Power, the Company, Hua Neng HK and Haizhuang Renewables shall inject new capital by way of cash in accordance with their respective shareholding ratios. The Company shall use its own internal fund to pay Shengdong Offshore Wind Power not more than RMB1,077,871,181 as the consideration for the Capital Increase in Shengdong Offshore Wind Power. Upon completion of the Capital Increase in Shengdong Offshore Wind Power, Shengdong Offshore Wind Power’s registered capital will be increased to RMB2,364,393,900, and the Company’s shareholding ratio in Shengdong Offshore Wind Power remains unchanged at 79%.

The Capital Increase

The Capital Increase in Shengdong Offshore Wind Power was approved at the meeting of the board of Directors of the Company held on 5 November 2020. The Company entered into the Capital Increase Agreement relating to Shengdong Offshore Wind Power with Hua Neng HK, Haizhuang Renewables and Shengdong Offshore Wind Power. Major terms of the Capital Increase Agreement relating to Shengdong Offshore Wind Power are as follows:

1. Date:	5 November 2020

2. Parties:	(i) the Company;

(ii) Hua Neng HK;

(iii) Haizhuang Renewables; and

(iv) Shengdong Offshore Wind Power.

LETTER FROM THE BOARD

To the best of the Directors’ knowledge, information and belief, Haizhuang Renewables and its ultimate beneficial owner are third parties independent of, and not connected with the Company and its connected persons.

3. Subscription of share capital
According to the Capital Increase Agreement relating to Shengdong Offshore Wind Power, shareholders of Shengdong Offshore Wind Power shall inject new capital by way of cash in accordance with its existing shareholding ratios, of which the Company shall subscribe for not more than RMB1,077,871,181, representing 79% of the newly increased capital.

Following completion of the Capital Increase in Shengdong Offshore Wind Power, the registered capital and shareholding structure of Shengdong Offshore Wind Power will be as follows: (1) registered capital: no more than RMB2,364,393,900; and (2) the names of shareholders, capital contributions and shareholding ratios will be as follows: the Company shall contribute RMB1,867,871,181 with an equity interest of 79%, Hua Neng HK shall contribute RMB472,878,780 or its equivalent with an equity interest of 20% and Haizhuang Renewables shall contribute RMB23,643,939 with an equity interest of 1%.

4. Payment:
By way of cash and payment will be made according to the progress of the project development but in any event the last payment will be made before completion of the project development which, according to the current timeframe, will tentatively take place by end of June 2021.

5. Effectiveness:	The Capital Increase Agreement relating to Shengdong Offshore Wind Power shall become effective from the date of signing (with official seals) by all parties.

In the capital increase transaction, the Company, Hua Neng HK and Haizhuang Renewables will increase their capital in the same proportion as the shareholding ratio of Shengdong Offshore Wind Power at a price of RMB1 per share. Shengdong Offshore Wind Power is the investment and operation entity of Rudong H3 Offshore Wind Power Project. There is no current plan to further increase the capital in Shengdong Offshore Wind Power.

LETTER FROM THE BOARD

The Company shall use its own internal fund to pay Shengdong Offshore Wind Power not more than RMB1,077,871,181 as the consideration for the Capital Increase. Upon completion of the Capital Increase, Shengdong Offshore Wind Power’s registered capital will be increased to RMB2,364,393,900, and the Company’s shareholding ratio in Shengdong Offshore Wind Power remains unchanged at 79%.

Information of Shendong Offshore Wind Power

Incorporated on December 2018, Shengdong Offshore Wind Power is an independent legal entity with limited liability jointly established by the Company, Hua Neng HK and Haizhuang Renewables with 79%, 20% and 1% shareholding, respectively. Shengdong Offshore Wind Power is mainly engaged in the production and sales of electric power; investment in wind power generation; construction, operation and management of electric power projects; development and utilization of clean energy; power sales; power purchase and sale; contract energy management; wind power technology consulting.

Selected Financial Information of Shengdong Offshore Wind Power

The following sets out certain financial information of Shengdong Offshore Wind Power as at 31 December 2018 and 31 December 2019 (audited) and the six months ended 30 June 2020 (unaudited), prepared in accordance with the PRC Accounting Standards:
RMB0’000

	For the year ended 31 December		For the six months ended 30 June
	2018	2019	2020

Operating income	0	0	0
Profit before taxation	-27.109385	157.884869	6.510332
Net profit	-27.109385	125.191048	-1.894647

	As at 31 December		As at 30 June
	2018	2019	2020

Total assets	0	0	0
Total liabilities	35,097.093808	306,958.100723	427,942.393558
Net assets	5,972.890615	115,594.081663	133,992.187016

LETTER FROM THE BOARD

Purpose of Capital Increase in Shendong Offshore Wind Power and the Financial Impact on the Company

The purpose of the Capital Increase in Shengdong Offshore Wind Power is to meet the capital needs of the project. The Capital Increase in Shengdong Offshore Wind Power will not have any significant impact on the Company’s financial status, and there is no situation that will prejudice the interests of the Company and its shareholders.

Implications under Hong Kong Listing Rules and SSE Listing Rules

With respect to the Capital Increase in Shengdong Offshore Wind Power, given the scale of the amount of the Capital Increase in Shengdong Offshore Wind Power does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase in Shengdong Offshore Wind Power also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the amount of the Capital Increase in Shengdong Offshore Wind Power exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement. However, according to the SSE Listing Rules, in conjunction with the Capital Increase in Shengdong Offshore Wind Power, the accumulative transaction amount of the transactions (other than the routine related transactions) that did not require approval at general meeting, and conducted between the Company and the same related party(ies) (i.e. the transaction party(ies) being Huaneng Group and the entities other than the Company under its control) in the past 12 months reached the threshold that requires approval at general meeting. Accordingly, the Capital Increase in Shengdong Offshore Wind Power is subject to approval to be obtained at general meeting of the Company according to the SSE Listing Rules.

The above proposal regarding the Capital Increase in Shengdong Offshore Wind Power shall be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

5.	PROPOSAL REGARDING THE CAPITAL INCREASE AND SHARE EXPANSION OF YANTAI RENEWABLE ENERGY

Introduction

On 5 November 2020, Shandong Company, a controlling subsidiary of the Company, entered into the Capital Increase Agreement relating to Yantai Renewable Energy with Pro-Power Investment. Pursuant to the Capital Increase Agreement, Yantai Renewable Energy, a wholly-owned subsidiary of Shandong Company (the Company’s controlling subsidiary), will increase its registered capital, among which, Shandong Company will contribute RMB1,247.7015 million, while Pro-Power Investment will contribute RMB415.9005 million (or its equivalent). Immediately after the Capital Increase and Share Expansion of Yantai Renewable Energy, the registered capital of Yantai Renewable Energy will be increased from RMB1,000 million to RMB1,663.602 million, of which

LETTER FROM THE BOARD

Shandong Company will invest RMB1,247.7015 million and hold a 75% of equity interest, and Pro-Power Investment will invest RMB415.9005 million (or its equivalent) and hold a 25% of equity interest. Yantai Renewable Energy will become a non-wholly owned subsidiary of Shandong Company.

The Capital Increase and Share Expansion of Yantai Renewable Energy

The principal terms of the Capital Increase Agreement relating to Yantai Renewable Energy are summarized as follows:

1. Date	5 November 2020

2. Parties	Shandong Company
Pro-Power Investment

3. Contribution proposal
The registered capital of Yantai Renewable Energy will be increased to RMB1,663.602 million, of which, Shandong Company will contribute RMB1,247.7015 million (or its equivalent) and hold a 75% equity interest in Yantai Renewable Energy, and Pro-Power Investment shall contribute RMB415.9005 million and hold a 25% equity interest in Yantai Renewable Energy. Shandong Company will pay the capital contribution with its internal funds. Payment will be made according to the progress of the project development but in any event the last payment will be made before completion of the project development which, according to the current timeframe, will tentatively take place by end of December 2021.

4. Corporate governance
Yantai New Energy shall have a board of directors with 5 directors, 3 nominated by Shandong Company, 1 nominated by Pro-Power Investment, 1 employee representative, and 1 chairman who shall be nominated by Shandong Company. Yantai New Energy shall have a board of supervisors with 3 supervisors, 1 nominated by Shandong Company, 1 nominated by Pro-Power Investment, 1 employee representative; 1 chairman of the board of supervisors nominated by Shandong Company. The voting on major matters of Yantai New Energy (foreign investment, major asset disposal, external guarantee, equity transfer, etc.) shall be implemented in accordance with the articles of association of Huaneng Yantai Company. 1 general manager of Yantai New Energy shall be nominated by Shandong Company.

5. Effectiveness	The Capital Increase Agreement shall become effective from the date of signing (with official seals) by both parties.

LETTER FROM THE BOARD

Yantai Renewable Energy is the main investment and operating entity of Shandong Peninsula South 4 Offshore Wind Power Project. There is no current plan to further increase the capital in Yantai Renewable Energy.

Determination Basis for the Capital Increase and Share Expansion of Yantai Renewable Energy

In the transaction, Shandong Company shall invest RMB1,247.715 million at a price of RMB1 per share, holding 75% equity interest in Yantai Renewable Energy, and Pro-Power Investment shall invest RMB415.905 million (or its equivalent) at a price of RMB1 per share, holding 25% equity interest of Yantai Renewable Energy.

Information of Yantai Renewable Energy

Yantai Renewable Energy was established in Yantai of Shandong Province on 13 April 2020 with a registered capital of RMB1,000 million. It is principally engaged in biomass power generation, wind power generation, solar power generation, and geothermal power generation; electricity sales; construction, operation, and management of power production projects; heat production and supply; construction, operation, and management of heating pipe networks; contract energy management.

As at 30 September 2020, the unaudited financial data was as follows: operating revenue of RMB0, profit of RMB0, total assets of RMB34,095,544 and total liabilities of RMB34,095,544. there is currently no relevant financial data.

Immediately after the Capital Increase and Share Expansion of Yantai Renewable Energy, the registered capital of Yantai Renewable Energy will be increased from RMB1,000 million to RMB1,663.602 million, of which Shandong Company will contribute RMB1,247.7015 million and hold a 75% of equity interest, and Pro-Power Investment will contribute RMB415.9005 million (or its equivalent) and hold a 25% of equity interest; and then Yantai Renewable Energy will become a non- wholly owned subsidiary of Shandong Company. As at the Latest Practicable Date and immediately after the Capital Increase, the shareholding structure of Yantai Renewable Energy will be as follows:

RMB0’000

	As at the Latest Practicable Date		Immediately after the Capital Increase and Share Expansion of Yantai Renewable Energy
Shareholder	Capital contribution	Capital contribution ratio	Capital contribution	Capital contribution ratio

Shandong Company	100,000 (Note)	100%	124,770.15	75%
Pro-Power Investment	–	–	41,590.05	25%
Total	100,000	100%	166,360.20	100%

Note: At present, contribution has not been made.

LETTER FROM THE BOARD

Purpose of conducting the Capital Increase and Share Expansion of Yantai Renewable Energy and the Impact on the Company

The purpose of the Capital Increase and Share Expansion of Yantai Renewable Energy is to meet the capital needs of the project. The Capital Increase and Share Expansion of Yantai Renewable Energy will not have any significant impact on the Company’s financial status, and there is no situation that will prejudice the interests of the Company and its shareholders.

After the Capital Increase and Share Expansion of Yantai Renewable Energy, Yantai Renewable Energy will become a non-wholly owned subsidiary of Shandong Company, while its accounts will remain to be consolidated into the accounts of the Company.

Implications under Hong Kong Listing Rules and SSE Listing Rules

The Capital Increase and Share Expansion of Yantai Renewable Energy will result in the shareholding held by Shandong Company in Yantai Renewable Energy to decrease from 100% to 75% and thus the Capital Increase and Share Expansion of Yantai Renewable Energy constitutes a deemed disposal under Rule 14.29 of the Hong Kong Listing Rules. With respect to the Capital Increase and Share Expansion of Yantai Renewable Energy, given the scale of the Capital Increase and Share Expansion of Yantai Renewable Energy does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase and Share Expansion of Yantai Renewable Energy does not constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase and Share Expansion of Yantai Renewable Energy also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase and Share Expansion of Yantai Renewable Energy exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement. However, according to the SSE Listing Rules, in conjunction with the Capital Increase and Share Expansion of Yantai Renewable Energy, the accumulative transaction amount of the transactions (other than the routine related transactions) that did not require approval at general meeting, and conducted between the Company and the same related party(ies) (i.e. the transaction party(ies) being Huaneng Group and the entities other than the Company under its control) in the past 12 months reached the threshold that requires approval at general meeting. Accordingly, the Capital Increase and Share Expansion of Yantai Renewable Energy is subject to approval to be obtained at general meeting of the Company according to the SSE Listing Rules.

The above proposal regarding the Capital Increase and Share Expansion of Yantai Renewable Energy shall be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

6.	PROPOSAL REGARDING THE PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY

Introduction

To ensure the smooth construction of Sahiwal Project of Pakistan Company, Huaneng Group has provided guarantee for the long-term borrowings of Pakistan Company according to the proportion of shareholding of Shandong Company in Pakistan Company. Upon the request of the syndicate of lenders, in order to rationalize the guarantee relationship, Shandong Company shall sign a Guarantee Contract with ICBC (the leading bank of the syndicate) to take over and assume the guarantee obligations of Huaneng Group. Shandong Company intends to sign a Guarantee Contract with Jining Cheng Group and ICBC upon consideration and approval of the Guarantee at the general meeting of the Company.

According to the Guarantee Agreement, the Guarantee provided by Shandong Company is given on a joint and several liability basis. The period of guarantee is two years from the date on signing the Guarantee Contract to the expiry of performance of the secured debt. Jining Cheng Group, the other shareholder of Pakistan Company, has undertaken the guarantee obligation for the remaining 50% debt under the Guarantee Contract. The amount of the principal and interests of the Guarantee given by Shandong Company was approximately US$258.5 million in total (the interests thereon were estimated based on the maximum amount of the three-month LIBOR published in October 2020. Relevant interests will float based on the three-month LIBOR, the same below). As of the date of this Announcement, the balance of the Guarantee actually provided by Shandong Company to Pakistan Company was nil (excluding the amount of the Guarantee).

The Guarantee involves Shandong Company, a subsidiary of the Company, taking over and assuming the guarantee provided by Huaneng Group to Pakistan Company for long-term borrowings in the amount of approximately US$258.5 million, which belongs to other matters that may cause the transfer of resources or obligations through agreements.

Information regarding Pakistan Company

Pakistan Company, established in May 2014, is indirectly owned as to 50% by Shandong Company and 50% by Jining Cheng Group through Shandong Ruyi (HK) at present (the changes of the relevant industrial and commercial registrations in respect of the transfer of its 50% equity interests in Shandong Ruyi (HK) (the parent company of Pakistan Company) by Shandong Ruyi Group to Jining Chengtou are still in progress). To the best of the Directors’ knowledge, information and belief after having made all reasonable enquiries, Jining Cheng Group is wholly-owned by Jining State-owned Assets Supervision and Administration Commission whilst Shandong Ruyi Group is a sino-foreign limited company, with Beijing Ruyi Fashion Investment Holdings Co., Ltd. 北京如意時尚投資控股有限公司 (which is 51% controlled by a Mr. Qiu Yafu with no other shareholders holding 30% or more thereof) as its single largest shareholder, holding 79.48% shareholding interest. The remaining shareholders of Shandong Ruyi Group are ITOCHU Corporation 伊籐忠商事株式會社 (11.72%), Australia Med International Trading Co., Ltd. 澳大利亞麥德國際貿易有限公司

LETTER FROM THE BOARD

(6.59%), ITOCHU (China) Group Co., Ltd. 伊 籐忠（中國）集團有限公司 (2.2%) and Jining Cheng Group (0.01%). Jining Cheng Group and Shandong Ruyi Group and each of its ultimate beneficial owners are third parties independent from the Company and its connected persons.

The registered address of Pakistan Company is in Lajar, Pakistan, and the scope of operation is production and sales of electricity, gas and related by-products. As at 31 December 2019, total assets in the financial statements of Pakistan Company amounted to RMB14.363 billion, total liabilities amounted to RMB11.268 billion (among which, total bank borrowings were RMB10.003 billion and total current liabilities were RMB3.316 billion), net assets amounted to RMB3.095 billion, operating income amounted to RMB4.808 billion and net profit was RMB738 million. As at 30 September 2020, total assets in the financial statements of Pakistan Company amounted to RMB13.581 billion, total liabilities amounted to RMB10.190 billion (among which, total bank borrowings were RMB8.924 billion and total current liabilities were RMB2.810 billion), net assets amounted to RMB3.391 billion, operating income amounted to RMB3.211 billion and net profit was RMB581 million.

Purpose of the connected transaction and the Impact on the Company

Shandong Ruyi Group has transferred its 50% equity interests in Shandong Ruyi (HK) (the parent company of Pakistan Company) to Jining Cheng Group this year. In order to rationalize the guarantee relationship, upon the request of the syndicate, Shandong Company and Jining Cheng Group intended to renew the Guarantee Contract with the syndicate, pursuant to which, Shandong Company and Jining Cheng Group shall undertake the guarantee provided by each of Huaneng Group and Shandong Ruyi Group for long-term borrowings denominated in US dollars of Sahiwal Project respectively, according to their respective proportion of shareholding. The board of directors of the Company believes that Pakistan Company will be able to repay the above loan on schedule, and the overall risk of the Guarantee on the Shandong Company is relatively small. The Guarantee will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

Implications under the Hong Kong Listing Rules and the SSE Listing Rules

The guarantee provided by Huaneng Group to a subsidiary of the Company is entered into on normal commercial terms, and does not involve any pledge of the Company’s assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

The Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

LETTER FROM THE BOARD

According to the SSE Listing Rules, the Guarantee has to be submitted to the general meeting of the Company for consideration and approval. Huaneng Group and its associates will abstain from voting on the relevant resolution at the general meeting. The Company shall hold a general meeting and submit the aforesaid resolution for consideration and approval.

The above proposal regarding the provision of Guarantee by Shandong Company to its Subsidiary shall be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

7.	PROPOSAL REGARDING THE ELECTION OF A DIRECTOR

Reference is made to the announcements published by the Company dated 25 November 2020 and 2 December 2020 regarding the resignation and the election of a director.

Due to change of work, Mr. Guo Hongbo (the non-executive Director) has recently tendered a written report to the Board according to relevant regulations, resigning from his position as the non-executive Director of the Company. At the same time, he will also cease to act as a member of the Remuneration and Appraisal Committee of the board of directors of the Company. The resignation report of Mr. Guo Hongbo shall become effective from the date on which a new director is elected by the Company.

Pursuant to the applicable provisions of the Company Law of the PRC, the Rules Governing the General Meetings of Listed Companies, etc., shareholder(s) holding more than 3% of the total number of the issued shares of the listed company, whether alone or in aggregate with other shareholder(s), is/are entitled to submit additional proposal(s) at general meeting prior to the convening of such meeting according to law. The Board received a letter regarding the inclusion of an additional proposal at the EGM from HIPDC (holding 32.28% shareholding interest in the Company), nominating Mr. Li Haifeng to be the candidate for the non-executive director of the tenth session of the Company, such that the “Proposal regarding the election of a director” (which being resolution no.5 of the Supplemental Notice of EGM) will be included as an additional proposal for consideration and approval at the EGM.

Set out below is the biographical details of Mr. Li Haifeng

Non-executive Director

Li Haifeng, aged 41, currently the deputy secretary of the party committee and chairman of Liaoning Energy Investment (Group) Co., Ltd. He previously served as the deputy secretary of the party committee, deputy chairman and president of Liaoning Energy Investment (Group) Co., Ltd. He graduated from Tsinghua University, majoring in materials science and engineering, post-graduate qualification, and a doctorate degree in engineering. He is a senior engineer of professor-level.

Save the work relationship disclosed in the qualifications above, Mr. Li does not have any other connection and relationship with the Company, its controlling shareholders or de facto controllers, nor has Mr. Li been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges.

LETTER FROM THE BOARD

The Company proposes to appoint Mr. Li as the non-executive Director for a term until the expiry of the Tenth Session of the Board. Mr. Li does not receive any director’s fees. Save for the above, Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO, (Chapter 571 of the laws of Hong Kong).

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

The above proposal regarding the election of a director shall be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

8.	BOARD’S CONFIRMATION

At the 7th meeting of the tenth session of the Board held on 5 November 2020, the Board has respectively considered and approved the each of the resolutions relating to (i) the proposed continuing connected transactions (including the respective caps) for 2021 contemplated under the Huaneng Group Framework Agreement; (ii) the connected transaction under the Capital increase in Shengdong Offshore Wind Power; (iii) the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy; and (iv) the connected transaction under the Guarantee. Pursuant to the SSE Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Teng Yu, all being Directors having connected relationship, abstained from voting on the relevant board resolutions.

9.	THE EGM

The Company will convene an extraordinary general meeting on 22 December 2020 to seek approval from Independent Shareholders on (among others) (i) the continuing connected transactions (including the relevant proposed caps) for 2021 contemplated under the Huaneng Group Framework Agreement (being resolution no.1 of the Notice of EGM and the Supplemental Notice of EGM); (ii) the connected transaction under the Capital increase in Shengdong Offshore Wind Power (being resolution no.2 of the Notice of EGM and the Supplemental Notice of EGM); (iii) the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy (being resolution no.3 of the Notice of EGM and the Supplemental Notice of EGM); (iv) the connected transaction under the Guarantee (being resolution no.4 of the Notice of EGM and the Supplemental Notice of EGM); and (v) the election of a director (being resolution no.5 of the Supplemental Notice of EGM).

The resolutions set out in the Notice of EGM and the Supplemental Notice of EGM are not inter- conditional upon each other. All resolutions proposed at the EGM will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong

LETTER FROM THE BOARD

Listing Rules. Huaneng Group and its associates (holding an aggregate of 7,286,576,866 ordinary shares in the Company, representing approximately 46.41% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting on resolutions no.1 to no.4 (inclusive) at the EGM.

Notice of the EGM and the Supplemental Notice of EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

10.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 42 to 43 of this circular, and which contains their recommendation in respect of the transaction relating to the purchase of fuel and transportation services (including the proposed cap) for 2021 under the Huaneng Group Framework Agreement.

The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the transactions relating to the purchase of fuel and transportation services (and the proposed cap) for 2021 under the Huaneng Group Framework Agreement, and whether such transactions are in the interests of the Company and its Shareholders as a whole is set out on pages 44 to 54 of this circular.

The Independent Board Committee, having taken into account the advice of Gram Capital, considers that the transactions relating to the purchase of fuel and transportation services (and the proposed caps) for 2021 under the Huaneng Group Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that such transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the transactions relating to the continuing connected transactions (including the relevant proposed caps) for 2021 contemplated under the Huaneng Group Framework Agreement, thereby approving the transactions regarding the purchase of fuel and transportation services (and the proposed caps) for 2021 under the Huaneng Group Framework Agreement.

The Directors consider that the ordinary resolutions in relation to (i) the proposed continuing connected transactions (including the respective caps) for 2021 contemplated under the Huaneng Group Framework Agreement; (ii) the connected transaction under the Capital increase in Shengdong Offshore Wind Power; (iii) the connected and deemed disposal transactions under the Capital Increase and Share Expansion of Yantai Renewable Energy; (iv) the connected transaction under the Guarantee; and (v) the election of a director are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of all resolutions to be proposed at the EGM as set out in the Notice of the EGM and the Supplemental Notice of EGM.

LETTER FROM THE BOARD

11.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office:
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

7 December 2020

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc. (the “Company”), are advising the Independent Shareholders in connection with the transaction relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 7 December 2020, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, (i) the transactions relating to the purchase of fuel and transportation services (and the proposed cap) for 2021 under the Huaneng Group Framework Agreement constitute connected transactions to the Company. Accordingly, the conduct of the transaction relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Gram Capital set out on pages 44 to 54 of the Circular. We have discussed the letter and the opinion contained therein with Gram Capital.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Gram Capital, as stated in its aforementioned letter, we consider the transactions relating to the purchase of fuel and transportation services (and the proposed cap) for 2021 under the Huaneng Group Framework Agreement are:

(1)	in the ordinary and usual course of business of the Company;

(2)	on normal commercial terms (on arm’s length basis or on terms no less favourable than those offered to the Company by independent third parties); and

(3)	on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolution regarding the continuing connected transactions (including the respective caps) for 2021 contemplated under the Huaneng Group Framework Agreement in the Notice of the EGM and the Supplemental Notice of EGM to be proposed at the EGM to be held on 22 December 2020 and thereby approve the transactions relating to the purchase of fuel and transportation services (and the proposed caps) for 2021 under the Huaneng Group Framework Agreement.

Yours faithfully,
Xu Mengzhou, Liu Jizhen, Xu Haifeng, Zhang Xianzhi and Xia Qing
Independent Non-Executive Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Purchase Transactions for the purpose of inclusion in this circular.

Room 1209, 12/F.
Nan Fung Tower
88 Connaught Road Central/
173 Des Voeux Road Central
Hong Kong

7 December 2020

To:	The independent board committee and the independent shareholders of
Huaneng Power International, Inc.

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the purchase of fuel and transportation services under the Huaneng Group Framework Agreement (the “Purchase Transactions”), details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 7 December 2020 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 5 November 2020, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2021 and expiring on 31 December 2021. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the Purchase Transactions.

With reference to the Board Letter, the Purchase Transactions constitute continuing connected transactions of the Company and are subject to annual reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

The Independent Board Committee comprising Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xia Qing (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Purchase Transactions are fair and reasonable and on normal commercial terms; and (ii) whether the Purchase Transactions are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolutions to approve the Purchase Transactions at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

LETTER FROM GRAM CAPITAL

INDEPENDENCE

During the past two years immediately preceding the Latest Practicable Date, Gram Capital was engaged as the independent financial adviser to the Company’s independent board committee and independent shareholders in respect of (i) continuing connected transactions (details of which were set out in the Company’s circular dated 8 January 2019); (ii) discloseable and continuing connected transactions (details of which were set out in the Company’s circular dated 2 December 2019).

Notwithstanding the aforesaid past engagements, as at the Latest Practicable Date, we were not aware of any relationships or interests between Gram Capital and the Company, or any other parties that could be reasonably regarded as hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/arrangement or implied understanding with anyone concerning the Purchase Transactions. We consider that we have taken sufficient and necessary steps (such as review of the Huaneng Group Framework Agreement, the terms of Purchase Transactions, the previous individual agreement under the existing Purchase Transactions; and analysis on the Company’s estimated Purchase Transactions figures in relation to the proposed annual cap) on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Hong Kong Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiry, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters omitted which would make any statement therein or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Huaneng Group or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Purchase Transactions. Our opinion is necessarily based on the financial, economic, market and other

LETTER FROM GRAM CAPITAL

conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of those information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Purchase Transactions, we have taken into consideration the following principal factors and reasons:

1.	Background of and reasons for the Purchase Transactions

Business overview of the Group

With reference to the Board Letter, the Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 111,971MW and equity- based generation capacity of 98,217MW.

Set out below are the consolidated financial information of the Company for the two years ended 31 December 2019 and the six months ended 30 June 2020 (with comparative figures) as extracted from the Company’s annual report for the year ended 31 December 2019 (the “2019 Annual Report”) and interim report for the six months ended 30 June 2020 (the “2020 Interim Report”), respectively:

	For the year ended 31 December 2019	For the year ended 31 December 2018	Change from 2018 to 2019
	(audited)	(audited)
	RMB’000	RMB’000%

Operating revenue	174,009,401	169,550,624	2.63
– Sales of power and heat	164,935,815	166,306,671	(0.82
– Sales of coal and raw materials	1,881,336	863,776	117.80
– Port service	175,213	144,998	20.84
– Transportation service	48,519	53,357	(9.07)
– Lease income	1,851,403	–	N/A
– Others	5,117,115	2,181,822	134.53
Profit from operations	12,377,731	10,114,265	22.38
Net profit attributable to equity holders of the Company	766,345	734,435	4.34

LETTER FROM GRAM CAPITAL

	For the six months ended 30 June 2020	For the six months ended 30 June 2019	Change from 2019 to 2020
	(unaudited)	(unaudited)
	RMB’000	RMB’000%

Operating revenue	79,126,811	83,603,381	(5.35)
– Sales of power and heat	75,254,628	79,285,800	(5.08)
– Sales of coal and raw materials	787,551	896,057	(12.11)
– Port service	85,121	92,051	(7.53)
– Transportation service	33,777	71,177	(52.55)
– Lease income	866,963	940,576	(7.83)
– Others	2,098,771	2,317,720	(9.45)
Profit from operations	12,428,046	10,476,450	18.63)
Net profit attributable to equity holders of the Company	5,441,025	3,441,565	58.10

As depicted from the table above, the Group’s operating revenue for the year ended 31 December 2019 (“FY2019”) amounted to approximately RMB174.01 billion, representing a slight increase of approximately 2.63% as compared to that for the year ended 31 December 2018 (“FY2018”). The Group’s net profit attributable to equity holders of the Company also increased by approximately 4.34% for FY2019 as compared to that for FY2018.

For the six months ended 30 June 2020, there was a decrease of approximately 5.35% in the Group’s operating revenue as compared to that for the six months ended 30 June 2019. However, net profit attributable to the equity holders of the Company for the six months ended 30 June 2020 increased substantially by approximately 58.10% as compared to that for the six months ended 30 June 2019. With reference to the 2019 Interim Report and as confirmed by the Directors, such increase was mainly due to increase in the Group’s profit from operations led by fuel costs reduction.

LETTER FROM GRAM CAPITAL

Information on Huaneng Group

With reference to the Board Letter, Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Reasons for and benefits of the Purchase Transactions

With reference to the Board Letter and as advised by the Directors, the Company’s main fuel for power generation is coal. The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Upon our enquiry, the Directors advised us that Huaneng Group has provided fuel and transportation services to the Group over five years. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. We further understood from the Directors that (i) Huaneng Group and its subsidiaries/associates (a) supplied coal to the Group when required by the Group; and (b) delivered to the Group on time; and (ii) the amount of coal supplied by Huaneng Group was the same as the amount of coal required by the Group. Accordingly, we concur with the Directors that Huaneng Group and its subsidiaries/associates are able to provide the Group with coal and transportation services in a timely and reliable manner.

Fuel cost represents the major component of operating expenses of the Group and coal is the major raw material of the Group for power generation. According to the 2019 Annual Report, fuel cost of the Group amounted to approximately RMB97.69 billion for FY2019, representing approximately 61.13% of the total operating expenses of the Group for FY2019. According to the 2020 Interim Report, fuel cost amounted to approximately RMB40.83 billion for the six months ended 30 June 2020, representing approximately 62.04% of the total operating expenses of the Group. Thus, it is important for the Group to ensure a stable coal supply and control of fuel cost and quality at a reasonable level.

As also confirmed by the Directors, as the Purchase Transactions are entered into in the ordinary and usual course of business of the Group and on a frequent and regular basis, it would be costly and impracticable to make regular disclosure of each of the relevant transactions and obtain the prior approval from the Independent Shareholders, as required by the Hong Kong Listing Rules, if necessary. Accordingly, the Directors are of the view that the Purchase Transactions will be beneficial to the Company and the Shareholders as a whole. We concur with the Directors in this regard.

Having considered the above factors, we consider that the Purchase Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

LETTER FROM GRAM CAPITAL

2.	Principal terms of the Purchase Transactions

Set out below are the key terms of the Purchase Transactions, details of which are set out under the section headed “PROPOSAL REGARDING THE CONTINUING CONNECTED TRANSACTIONS (INCLUDING THE RESPECTIVE CAPS) FOR 2021 UNDER THE HUANENG GROUP FRAMEWORK AGREEMENT” of the Board Letter.

Date of agreement

5 November 2020

Term

From 1 January 2021 to 31 December 2021

Subject matter

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of fuel and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of fuel supply or transportation services.

Pricing policy

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

For our due diligence purpose, we obtained four contracts in total for the purchase of coal between (i) the Group and independent third parties; and (ii) the Group and members of Huaneng Group, together with seven monthly coal price confirmation letter. We noted from the aforesaid four documents that the pricing policy terms under the contracts with member of Huaneng Group were not less favourable than the pricing policy terms under the contracts with independent third parties. In addition, we also noted from the monthly coal price confirmation letter that for a similar period, the price of coal offered by members of Huaneng Group was not higher than that offered by the independent third party.

LETTER FROM GRAM CAPITAL

In addition, we also obtained four contracts in total for the purchase of coal transportation services between (i) the Group and independent third parties; and (ii) the Group and members of Huaneng Group, together with the contract review forms. According to the contract review forms, (i) the contracts were reviewed and approved by different departments (including finance department and legal department) and factory director (廠長); and (ii) it was mentioned that the quotations provided by the counterparty of the contracts were the lowest quotations. For the contract covering similar period during 2020, the unit prices offered by the member of Huaneng Group were lower than that offered by independent third party.

With reference to the 2019 Annual Report and as confirmed by the Directors, the independent non-executive Directors have reviewed, amongst others, the Purchase Transactions for FY2019 and confirmed that the transactions (i) had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business; (ii) had been entered into on normal commercial terms or better; and (iii) had been entered into according to the agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

With reference to the 2019 Annual Report and as confirmed by the Directors, pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company engaged its external auditor to report on, amongst others, the Purchase Transactions for FY2019 in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The Company’s external auditor made a confirmation statement on the issues mentioned in Rule 14A.56 of the Hong Kong Listing Rules and issued an unqualified letter containing their findings and conclusions in respect of, amongst others, the Purchase Transactions.

With reference to the Board Letter, Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements (the “HN Framework Measures”), and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. Details of the HN Framework Measures is set out under the section headed “Measures to safeguard the interest of the Independent Shareholders” of the Board Letter. We consider that the effective implementation of the HN Framework Measures can help to ensure fair pricing of the Purchase Transactions.

LETTER FROM GRAM CAPITAL

Annual caps of the Purchase Transactions

Set out below are (i) historical amounts of the Purchase Transactions for FY2019 and nine months ended 30 September 2020 with existing annual caps; and (iii) the proposed annual cap (the “Purchase Cap”) for the year ending 31 December 2021 as extracted from the Board Letter and provided by the Company:

	For the year ended 31 December 2019	For the year ending 31 December 2020
	RMB’000	RMB’000

Historical amounts	36,968,000	23,872,000 (Note)
Existing annual caps	48,900,000	49,900,000
Utilisation rate (%)	75.6	Not determined yet

	For the year ending 31 December 2021
	RMB’000

Purchase Cap	50,000,000

Note: For the nine months ended 30 September 2020

With reference to the Board Letter, the Purchase Cap for the year ending 31 December 2021 was set based on various factors, details of which are set out under the section headed “Purchase of fuel and transportation services” of the Board Letter.

For FY2019, the Purchase Cap utilisation rate was approximately 75.6%. For the nine months ended 30 September 2020, the Purchase Transactions amounted to approximately RMB23.87 billion (Purchase Cap for the year: RMB49.90 billion). With reference to the Board Letter, the difference between the estimated transaction amount (i.e. the Purchase Cap for the year ending 31 December 2020) and the actual transaction amount was primarily due to outbreak of the coronavirus pandemic and its impact on the national economy, the coal consumption of the Company’s power plants and the transportation capacity decreased year-on-year. The coal price also decreased year-on-year. Given the decrease in both coal volume and prices, the purchase of fuel capacity fell short of the 2020 budget, and hence accelerated the adjustments to the transactions made by the Company according to the actual operations of the Company and market changes; and the substantial changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

To assess the fairness and reasonableness of the Purchase Cap for the year ending 31 December 2021, we obtained the calculation (the “Calculation”) for the Purchase Cap. The total estimated demand of Purchase Transactions for the year ending 31 December 2021 was approximately the same as the Purchase Cap for the year ending 31 December 2021.

LETTER FROM GRAM CAPITAL

Pursuant to the Calculation, the total estimated demand of coal and the total estimated demand of coal and fuel transportation services for the year ending 31 December 2021 accounted for approximately 99% and approximately 1% to the total estimated demand of Purchase Transactions for the year ending 31 December 2021 respectively.

Upon our further request, the Directors advised us the historical purchase amount of coal (in tonne) by the Group from members of Huaneng Group for FY2019 and the nine months ended 30 September 2020. The implied purchase amount of coal (in tonne) by the Group from Huaneng Group for the year ending 31 December 2020 (based on the annualised amount of that for the nine months ended 30 September 2020) represented an increase of approximately 12% as compared to the purchase amount of coal (in tonne) by the Group from members of Huaneng Group for FY2019. The implied purchase amount of coal (in tonne) by the Group from members of Huaneng Group for the year ending 31 December 2021, based on the aforesaid implied increase and implied purchase amount of coal (in tonne) by the Group from members of Huaneng Group for the year ending 31 December 2020, accounted for approximately 92% to the estimated purchase amount of coal (in tonne) by the Group from Huaneng Group for the year ending 31 December 2021.

Upon our enquiry, the Directors advised that the aforesaid difference may be the results of (i) the establishment (i.e. September 2018) and development of the Platform Company, which was established by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the competitive advantage of the free zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resource sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intra-group of Huaneng Group with competitive prices; and (ii) the possible increase in purchase of coal (in tonne) from Huaneng Group and its subsidiaries and associates instead of independent third party supplier as the terms of the purchases of coal offered by Huaneng Group and its subsidiaries and associates shall be no less favourable than those offered by independent third parties to the Group for the same or similar type of coal supply in any event.

In addition, the Directors also advised us the calorific value of the coal expected to purchase during 2021 (when determining the Purchase Cap). We noted that the calorific value of the coal was in line with the average calorific value of the coal purchased by the Group during FY2019 and nine months ended 30 September 2020.

Based on the above, we are of the view that the estimated purchase amount of coal (in tonne) by the Group from Huaneng Group for the year ending 31 December 2021 to be acceptable.

Furthermore, we calculated the implied coal selling price based on the estimated demand of coal (in RMB) for the year ending 31 December 2021 and the estimated purchase amount of coal (in tonne) by the Group from Huaneng Group for the year ending 31 December 2021. The implied coal selling price, after the calorific value conversion to 5,500 kcal/kg, was in line with the CCI5500 index averaged at RMB592/tonne for FY2019. We further noted that during the period from 1 January 2019 to the date of Huaneng Group Framework Agreement, after reached the bottom point of RMB469/ tonne in the beginning of May 2020, CCI5500 index moved in a general increasing trend afterwards, and reached over RMB600/tonne in the end of September 2020. The implied coal selling price, after the calorific value conversion to 5,500 kcal/kg, did not exceed the CCI5500 index averaged at

LETTER FROM GRAM CAPITAL

RMB610/tonne for the one month immediately preceding the date of Huaneng Group Framework Agreement. In addition, as (i) CCI5500 index reflected the price level of thermal coal (with calorific value of 5,500 kcal) at ports around the Bohai Rim region; and (ii) CCI5500 index was applied as benchmark price when determining the monthly settlement price for one of the individual contracts in respect of the purchase of coals, we consider that the CCI5500 index is a fair and representative benchmark for assessing the fairness and reasonableness of the implied coal selling price. Therefore, we are of the view that the implied coal selling price for the year ending 31 December 2021 to be acceptable.

With reference to the Board Letter, although the annual caps for the Other Transactions in 2021 will be increased significantly when compared with the annual caps for 2020, the Board considers (a) that the Purchase Cap for 2021 is sufficient since relative to the scale and operation of the Company’s power plants, the increase in annual caps for the Other Transactions in 2021 accounts only for a small portion to the Purchase Cap for 2021; and (b) the expected demand for fuel and transportation services and the price for coal in 2021 based on the overall business scale and operation of the Company's power plants.

In light of the above factors, in particular our analyses in respect of the estimated coal demand (in tonne) and implied coal selling price for the year ending 31 December 2021 as mentioned above, we consider that the total estimated demand of coal for the year ending 31 December 2021 to be fair and reasonable. Accordingly, we consider the Purchase Cap for the year ending 31 December 2021 to be fair and reasonable and we do not doubt the sufficiency of the Purchase Cap for the year ending 31 December 2021.

Shareholders should note that as the Purchase Cap is relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2021, and they do not represent forecasts of cost to be incurred from the Purchase Transactions. Consequently, we express no opinion as to how closely the actual amount to be incurred from the Purchase Transactions will correspond with the Purchase Cap.

In light of the above, we consider that the terms of the Purchase Transactions (including the Purchase Cap) are on normal commercial terms and are fair and reasonable.

Hong Kong Listing Rules implication

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the maximum values of the Purchase Transactions must be restricted by the annual caps for the period concerned under the Huaneng Group Framework Agreement; (ii) the terms of the Purchase Transactions must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Purchase Transactions must be included in the Company’s subsequent published annual reports.

LETTER FROM GRAM CAPITAL

Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Purchase Transactions (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded the annual caps.

In the event that the maximum amounts of the Purchase Transactions are anticipated to exceed the annual caps, or that there is any proposed material amendment to the terms of the Purchase Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

With the stipulation of the above requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Purchase Transactions and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into account that above factors and reasons, we are of the opinion that (i) the Purchase Transactions are conducted under the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole; and (ii) the terms of the Purchase Transactions are on normal commercial terms and are fair and reasonable. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant ordinary resolutions to be proposed at the EGM to approve the Purchase Transactions and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Graham Lam
Managing Director

Note:
Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 25 years of experience in investment banking industry.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

APPENDIX	GENERAL INFORMATION

Name of shareholder	Class of shares	Number of shares held (share)	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate Percentage of shareholding in the Company’s total issued H Shares

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	32.28%(L)	46.07%(L)	–
China Huaneng Group Co., Ltd. (Note 3)	Domestic shares	1,616,318,748(L)	Beneficial owner	10.29%(L)	14.69%(L)	–
China Huaneng Group Co., Ltd. (Note 4)	H Shares	603,596,000(L)	Beneficial owner	3.84%(L)	–	12.84%(L)
Luo Yi 駱奕 (Note 5)	H Shares	736,370,000(L)	Interest of controlled corporation	4.69%(L)	–	15.66%(L)
		16,088,000(L)	Interest of spouse	0.10%(L)	–	0.34%(L)
Qiu Guogen 裘國根 (Note 5)	H Shares	736,370,000(L)	Interest of controlled corporation	4.69%(L)	–	15.66%(L)
		16,088,000(L)	Interest of spouse	0.10%(L)	–	0.34%(L)

Note:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 75% direct interests and 25% indirect interests in HIPDC.

(3)	Of the 1,616,318,748 domestic shares, Huaneng Group. through its controlling subsidiary, Huaneng Finance held 61,194,199 domestic shares.

(4)	Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, Hua Neng Group HK, and 131,596,000 H shares through its indirect wholly-owned subsidiary, Huaneng Treasury.

(5)
Long position of 490,980,000 H shares was held by 上海重陽戰略投資有限公司 Shanghai Chongyang Strategic Investment Co., Ltd., while long position of 211,590,000 H shares was held by 上海重陽投資管理股份有限公司 Shanghai Chongyang Investment Management Co., Ltd., long position of 30,800,000 H shares was held by 重 陽 集 團 有 限 公 司 Chongyang Group Co., Ltd. and long position of 3,000,000 H shares was held by 重陽國際資產管理有限公司 Chongyang International Asset Management Co., Ltd. Luo Yi is the spouse of Qiu Guogen who is the ultimate beneficial owner of each of Shanghai Chongyang Strategic Investment Co., Ltd., Shanghai Chongyang Investment Management Co., Ltd., Chongyang Group Co., Ltd. and Chongyang Investment Asset Management Co., Ltd..

APPENDIX	GENERAL INFORMATION

Save as disclosed above, the Company is not aware of any other person (other than the Directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no Director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Wang Kui is the Chief of the Planning and Development Department of Huaneng Group;

(ii)	Mr. Lu Fei is Director of Budget and Comprehensive Planning Department of Huaneng Group;

(iii)	Mr. Teng Yu is the director of finance department of Huaneng Group;

Supervisors

(iv)	Mr. Li Shuqing is the chairman and secretary of Communist Party Committee of HIPDC; and

(v)	Mr. Ye Cai is the chairman of Huaneng Capital Services Co., Ltd.

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2019, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

APPENDIX	GENERAL INFORMATION

5.	EXPERT’S QUALIFICATION AND CONSENTS

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, reports or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Gram Capital Limited	a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO

To the best knowledge, information and belief of the Directors, as at the Latest Practicable Date, the above-mentioned expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, each of the above mentioned experts did not have any direct or indirect interest in any assets which had since 31 December 2019 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which had since 31 December 2019 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

APPENDIX	GENERAL INFORMATION

8.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders).

9.	MISCELLANEOUS

(a)	Mr. Huang Chaoquan is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

A copy of the following documents will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 22 December 2020:

(a)	the letter from the Independent Board Committee, as set out in this circular;

(b)	the letter from the Gram Capital, the Independent Financial Adviser, as set out in this circular;

(c)	the consent letter referred to in the section headed “Expert’s qualification and consents” in this Appendix;

(d)	Huaneng Group Framework Agreement;

(e)	Capital Increase Agreement relating to Shengdong Offshore Wind Power;

(f)	Capital Increase Agreement relating to Yantai Renewable Energy; and

(g)	this circular.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     December 7, 2020